                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. )*

                                      USMX, INC.
                                   (Name of Issuer)

                       Common Stock, $.001 Par Value Per Share
                            (Title of Class of Securities)

                                     903366 10 2
                                     -----------
                                    (CUSIP Number)

                                   Mark W. Kroloff
                               Cook Inlet Region, Inc.
                                   2525 "C" Street
                               Anchorage, Alaska 99503
                                    (907) 274-8638
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                    July 11, 1996
                            (Date of Event which Requires
                              Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box   [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 2 of 15 Pages
                                     SCHEDULE 13D
CUSIP No. 903366 10 2

1   Name Of Reporting Person
    S.S. Or I.R.S. Identification No. Of Above Person
         Cook Inlet Region, Inc.
         92-0042304

2   Check The Appropriate Box If A Member Of A Group*
         (a)  [X]
         (b)  [ ]
--------------------------------------------------------------------------------

3   SEC USE ONLY

--------------------------------------------------------------------------------


4   Source Of Funds*
         OO

5 Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)
         [ ]

6   Citizenship Or Place Of Organization
         Alaska corporation

7 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
         0

8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
         2,540,663

9 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
         0

10 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
         2,540,663

11  Aggregate Amount Beneficially Owned By Each Reporting Person
         2,540,663

12  Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*
         [ ]

13  Percent Of Class Represented By Amount In Row (11)
         14.8%

14  Type Of Reporting Person*
         CO



                        * SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                              Page 3 of 15 Pages

                                     SCHEDULE 13D
CUSIP No.  903366 10 2

1   Name Of Reporting Person
    S.S. Or I.R.S. Identification No. Of Above Person
         North Pacific Mining Corporation
         92-0129285

2   Check The Appropriate Box If A Member Of A Group*
         (a)  [X]
         (b)  [ ]

--------------------------------------------------------------------------------

3   SEC USE ONLY

--------------------------------------------------------------------------------

4   Source Of Funds*
         OO

5 Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)
         [ ]

6   Citizenship Or Place Of Organization
         Alaska corporation

7 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
         0

8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
         1,540,663

9 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
         0

10 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
         1,540,663

11  Aggregate Amount Beneficially Owned By Each Reporting Person
         1,540,663

12  Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*
         [ ]

13  Percent Of Class Represented By Amount In Row (11)
         9.5%

14  Type Of Reporting Person*
         CO



                        * SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                              Page 4 of 15 Pages

                                     SCHEDULE 13D
CUSIP No.  903366 10 2

1   Name Of Reporting Person
    S.S. Or I.R.S. Identification No. Of Above Person
         Peak Oilfield Service Company
         92-0123001

2   Check The Appropriate Box If A Member Of A Group*
         (a)  [X]
         (b)  [ ]

--------------------------------------------------------------------------------


3   SEC USE ONLY

--------------------------------------------------------------------------------

4   Source Of Funds*
         OO

5 Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)
         [ ]

6   Citizenship Or Place Of Organization
         Partnership organized under the laws of Alaska.

7 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
         0

8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
         1,000,000

9 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
         0

10 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
         1,000,000

11  Aggregate Amount Beneficially Owned By Each Reporting Person
         1,000,000

12  Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*
         [ ]

13  Percent Of Class Represented By Amount In Row (11)
         5.8%

14  Type Of Reporting Person*
         PN



                        * SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                              Page 5 of 15 Pages

                                     SCHEDULE 13D
CUSIP No. 903366 10 2

1   Name Of Reporting Person
    S.S. Or I.R.S. Identification No. Of Above Person
         Peak Alaska Ventures, Inc.
         92-0121382

2   Check The Appropriate Box If A Member Of A Group*
         (a)  [X]
         (b)  [ ]

--------------------------------------------------------------------------------


3   SEC USE ONLY

--------------------------------------------------------------------------------

4   Source Of Funds*
         OO

5 Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)
         [ ]

6   Citizenship Or Place Of Organization
         Alaska corporation

7 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
         0

8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
         1,000,000

9 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
         0

10 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
         1,000,000

11  Aggregate Amount Beneficially Owned By Each Reporting Person
         1,000,000

12  Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*
         [ ]

13  Percent Of Class Represented By Amount In Row (11)
         5.8%

14  Type Of Reporting Person*
         CO



                        * SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                              Page 6 of 15 Pages

ITEM 1.  SECURITY AND ISSUER

    This statement relates to shares of common stock, $.001 par value per share ("Common Stock") of USMX, Inc. (the "Issuer"), 141 Union Boulevard, Suite 100, Lakewood, Colorado 80228.


ITEM 2.  IDENTITY AND BACKGROUND

(a)-(b)

         This statement is filed by:

         Cook Inlet Region, Inc., an Alaska corporation ("CIRI"). CIRI's principal business address is 2525 "C" Street, Anchorage, Alaska 99503.

         North Pacific Mining Corporation, an Alaska corporation ("NPMC"), which is a wholly owned subsidiary of CIRI. NPMC's principal business address is 2525 "C" Street, Anchorage, Alaska 99503.

         Peak Oilfield Service Company ("Peak"), a partnership organized under Alaskan law. CIRI is one of two general partners of Peak. Peak's principal business address is 2525 "C" Street, Anchorage, Alaska, 99503.

         Peak Alaska Ventures, Inc., an Alaska corporation ("Ventures"), which is a wholly owned subsidiary of CIRI. Ventures' principal business address is 2525 "C" Street, Anchorage, Alaska, 99503.

         CIRI, NPMC, Peak, and Ventures are herein referred to collectively as the "Reporting Persons."

         The Executive Officers and Directors of CIRI are as follows:

         EXECUTIVE OFFICERS

         Chairman                                Roy M. Huhndorf
         President and Chief Executive
              Officer                            Carl H. Marrs
         Vice President                          Craig A. Floerchinger
         Vice President                          Mark W. Kroloff
         Vice President                          Barbara A. Donatelli
         Vice President                          Kirk S. McGee
         Vice President                          Gerald G. Booth
         Vice President                          R. Dennis Brandon

              The business address of the executive officers listed above is 2525 "C" Street, Anchorage, Alaska 99503.

         DIRECTORS
                                                 Roy M. Huhndorf, Chairman
                                                 Charles G. Anderson
                                                 B. Agnes Brown
                                                 Gerald G. Brown
                                                 Allan R. Chase, Sr.
                                                 John N. Colberg
                                                 Gosta E. Dagg
                                                 William D. English
                                                 A. Debbie Fullenwider
                                                 Patrick M. Marrs
                                                 Emil Notti
                                                 William C. Prosser
                                                 Robert W. Rude

                                                              Page 7 of 15 Pages

                                                 Clare Swan
                                                 Robert N. Woodhead

         The business address of the directors listed above is 2525 "C" Street, Anchorage, Alaska 99503.

    The Executive Officers and Directors of NPMC are as follows:

    EXECUTIVE OFFICERS

         Chairman                                Roy M. Huhndorf
         President                               Gerald G. Booth
         Vice President                          Kirk S. McGee
         Secretary/Treasurer                     William D. English

         The business address of the executive officers listed above is 2525 "C" Street, Anchorage, Alaska 99503.

    DIRECTORS                                    Ray M. Huhndorf, Chairman
                                                 Gerald G. Booth
                                                 Kirk S. McGee
                                                 William D. English
                                                 John N. Colberg

         The business address of the directors listed above is 2525 "C" Street, Anchorage, Alaska 99503.

    The Executive Officers and members of the Partnership Board ("Members") of Peak are as follows:

    EXECUTIVE OFFICERS

         President                               Michael O'Connor

         The business address of the executive officer listed above is 2525 "C" Street, Anchorage, Alaska, 99503.

    MEMBERS OF THE PARTNERSHIP BOARD

                                                 Gerald G. Booth
                                                 Carl H. Marrs
                                                 Eugene Isenberg
                                                 Richard A. Stratton

         The business address of Mr. Booth and Mr. Marrs is 2525 "C" Street, Anchorage, Alaska, 99503. The business address of Mr. Isenberg and Mr. Stratton is 515 W. Greens Road, Suite 1200, Houston, Texas 77067.

    The general partners of Peak are Peak Alaska Ventures, Inc. and Nabors Alaska Services Corp. ("Nabors Services"), a wholly owned subsidiary of Nabors Industries, Inc. ("Nabors"). Nabors and Nabors Services are both unaffiliated with CIRI.

    The Executive Officers and Directors of Ventures are as follows:

    EXECUTIVE OFFICERS

    Chairman                                     Carl H. Marrs
    President                                    Gerald G. Booth
    Treasurer                                    Judith A. Bandel
    Assistant Treasurer                          Craig G. Floerchinger
    Assistant Secretary                          Mark Kroloff

                                                              Page 8 of 15 Pages

         The business address of the executive officers listed above is 2525 "C" Street, Anchorage, Alaska, 99503.

    DIRECTORS

                                                 Carl H. Marrs, Chairman
                                                 Gerald G. Booth
                                                 Roy M. Huhndorf
                                                 William C. Prosser
                                                 Allan R. Chase, Sr.

         The business address of the directors listed above is 2525 "C" Street, Anchorage, Alaska, 99503.


    The Executive Officers and Directors of Nabors Services are as   follows:

    EXECUTIVE OFFICERS

    President                                    Richard A. Stratton
    Vice President, Secretary
         and Treasurer                           Mark Lindsey

         The business address of Mr. Stratton is 515 W. Greens Road, Suite 1200, Houston, Texas, 77067.

         The business address of Mr. Lindsey is 4300 "B" Street, Suite 600, Anchorage, Alaska, 99503.


    DIRECTORS

                                                 Richard A. Stratton
                                                 Mark Lindsey

         The business address of the directors listed above is as set forth under the immediately preceding heading "Executive Officers".

    The Executive Officers and Directors of Nabors are as follows:


    EXECUTIVE OFFICERS

    Chairman and Chief Executive                 Eugene Isenberg
         Officer
    Vice Chairman                                Richard A. Stratton
    President and Chief Operating Officer        Anthony G. Petrello
    Vice President, Administration and           Daniel McLachlin
         Secretary
    Vice President, Finance                      Bruce Koch

         The business address of the executive officers listed above is 515 W. Greens Road, Suite 1200, Houston, Texas, 77067.

    DIRECTORS

                                                 Eugene Isenberg
                                                 Anthony G. Petrello
                                                 Hans W. Schmidt
                                                 Richard A. Stratton

                                                              Page 9 of 15 Pages

         The business address of the directors listed above is 515 W. Greens Road, Suite 1200, Houston, Texas, 77067.

         The following directors have the business addresses immediately following their respective names:

         Gary T. Hurford, Hunt Oil Company, Fountain Place, 1445 Ross at Field, Dallas, TX 75202-2785.

         Myron M. Sheinfeld, Sheinfeld, Maley & Kay, 3700 First City Tower, Houston, TX 77002.

         Jack Wexler, 205 Oceanway, Vero Beach, FL 32963.

         Martin J. Whitman, 767 Third Avenue, New York, New York 10017-2023.

(c) Cook Inlet Region, Inc. is one of the 12 regional corporations established by Congress under the terms of the Alaskan Native Claims Settlement Act of 1971. The principal lines of business of CIRI are oil field services, natural resource development and real estate.

    The principal business of North Pacific Mining Corporation is natural resource development.

    The principal business of Peak Oilfield Service Company is to conduct oil and gas field related maintenance, service, and support and construction activities.

    The principal business of Ventures is to provide construction and maintenance related services to oil companies.

    Nabors is a land drilling contractor providing contract drilling and other oilfield services on a worldwide basis. Nabors actively markets over 370 land drilling and 75 land well service rigs. Offshore, Nabors operates 25 platform rigs (including two under construction), six jack-up and five barge rigs. Nabors is a participant in most of the significant oil, gas and geothermal drilling markets in the world. Complementing its drilling and workover services, Nabors provides comprehensive oilfield engineering, civil construction, logistics and management services.

    Nabors is a holding company with investments in oilfield services entities.

    The present principal occupations of the officers and directors of CIRI, Ventures, and NPMC are as follows:

    Charles G. Anderson, proprietor, Charles Anderson & Associates.

    Judith A. Bandel, Controller, Cook Inlet Region, Inc.

    Gerald G. Booth, Vice President, Energy & Minerals, Cook Inlet Region, Inc.

    R. Dennis Brandon, Vice President, Tourism, Cook Inlet Region, Inc.

    B. Agnes Brown, President, Arctic Tug & Barge, Co, Inc. and President, Kaloa & Company, Inc.

    Gerald G. Brown, President, Alaska Supply, Inc.

                                                             Page 10 of 15 Pages

    Allan R. Chase, self employed, property management.

    John N. Colberg, Retired Chairman, Cook Inlet Region, Inc.

    Gosta E. Dagg, Attorney, Private Practice.

    Barbara A. Donatelli, Vice President, Administration, Cook Inlet Region,
    Inc.

    William D. English, Vice President and Director, Northern Television, Inc.

    Craig Floerchinger, Vice President, Finance and Assistant Treasurer, Cook Inlet Region, Inc.

    A. Debbie Fullenwider, Public Relations, Federal Emergency Management Agency, Region X.

    Roy M. Huhndorf, Chairman, Cook Inlet Region, Inc.

    Mark W. Kroloff, Vice President, General Counsel and Assistant Secretary, Cook Inlet Region, Inc.

    Carl H. Marrs, President and Chief Operating Officer, Cook Inlet Region,
    Inc.

    Patrick M. Marrs, Owner and President, Communications North, Inc.

    Kirk S. McGee, Vice President, Real Estate, Cook Inlet Region, Inc.

    Emil Notti, President, Alaska Native Foundation.

    William C. Prosser, Managing Partner, Huffman Hills Development Company.

    Robert W. Rude, currently unemployed.

    Clare Swan, Tribal Chair and Executive Director, Kenaitze Indian Tribe.

    Robert N. Woodhead, Meter Technician and Journeyman Lineman, Chugach Electric Association.


    The present principal occupation of the officers and directors of Peak, who are not otherwise identified herein, are as follows:

         Michael O'Connor, President, Peak Oilfield Service Company.

    The present principal occupation of the officers and directors of Nabors and Nabors Services are as follows:

    Gary T. Hurford, President of Hunt Oil Company.

    Eugene M. Isenberg, Chairman of the Board and Chief Executive Officer of Nabors.

    Bruce P. Koch, Vice President, Finance and Controller of Nabors.

    Mark Lindsey, Vice President, Secretary and Treasurer of Nabors Services; Vice President - Finance, Nabors Alaska Drilling, Inc.

    Daniel McLachlin, Vice President, Administration and Corporate Secretary of Nabors.

                                                             Page 11 of 15 Pages

         Anthony G. Petrello, President and Chief Operating Officer of Nabors.

         Hans W. Schmidt, Retired President of Deutag Drilling, a subsidiary of
         C. Deilman A.G.

         Myron M. Sheinfeld, Counsel to the law firm of Sheinfeld, Maley & Kay, a professional corporation located in Houston, Texas.

         Richard A. Stratton, Vice Chairman of the Board of Directors of
         Nabors.

         Jack Wexler, international business consultant.

         Martin J. Whitman, Chairman of Danielson Holding Corporation (a financial services holding company); Chairman of Third Avenue Trust (a registered investment company); Chief Executive Officer of M.J. Whitman, Inc. (a broker-dealer).

(d) None of the persons on whose behalf this Schedule 13D is filed, nor, to the best knowledge of the persons filing this Schedule 13D, any of the officers, directors or Members of such persons set forth above, have been convicted, during the last five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the persons on whose behalf this Schedule 13D is filed, nor, to the best knowledge of the persons filing this Schedule 13D, any of the officers, directors or Members of such persons set forth above, have, during the last five years, been party to a civil proceeding resulting in a judgment, decree or final order relating to any violation of federal or state securities laws.

(f) To the best knowledge of the persons filing this Schedule 13D, each of the officers, directors or Members of the persons filing this Schedule 13D listed above are citizens of the United States.

(d-f) During the last five years, none of Nabors, Nabors Services nor, to the best knowledge of Nabors and Nabors Services, as applicable, any director or executive officer of Nabors or Nabors Services has been
         (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All of the individuals listed above for Nabors and Nabor Services are U.S. citizens, except Mr. Schmidt who is a citizen of Germany.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         USMX acquired leasehold and other property interests in a mining project (the Illinois Creek Project) from NPMC in consideration for 1,540,663 shares of Common Stock and approximately $100,000. This transaction is described in further detail in response to Item 4.

         A dispute has arisen with respect to certain obligations to Peak by USMX arising from a construction contract related to the Illinois Creek Project. The shares of stock are to be issued to Peak in connection with the settlement of these obligations. This transaction is described in further detail in response to Item 4.

                                                             Page 12 of 15 Pages


ITEM 4.  PURPOSE OF TRANSACTION

         As previously disclosed in the Current Report on Form 8-K filed by USMX on July 26, 1996, and in various other reports and registration statements subsequently filed by USMX with the Securities and Exchange Commission, USMX issued 1,540,663 shares of its Common Stock to North Pacific Mining Corporation ("NPMC") on July 11, 1996 in partial payment for USMX's acquisition from NPMC of certain leasehold and other property interests in the Illinois Creek Project in north central Alaska pursuant to the terms of an acquisition agreement (the "Agreement") entered into by and between USMX and NPMC effective December 16, 1994, as amended on February 5, 1996. Pursuant to the terms of the Agreement, USMX elected to pay the approximately $4 million purchase price for the Illinois Creek Project in stock, rather than cash. The number of shares issued to NPMC was determined based upon the average market price of the Common Stock on The NASDAQ Stock Market as calculated in accordance with the provisions of the Agreement. As a result of the foregoing transaction, NPMC owns approximately 9.5% of USMX's issued and outstanding Common Stock.

         In accordance with the provisions of the Agreement, USMX filed a Registration Statement with the Securities and Exchange Commission permitting NPMC to sell its shares of the Common Stock. The Registration Statement was declared effective by the Securities and Exchange Commission in July, 1996, but no sales of any of the shares of the Common Stock held by NPMC have yet occurred. USMX has agreed to use its best efforts to keep that Registration Statement effective until NPMC has sold all of its shares of the Common Stock or until June 1999.

         Under the terms of the Agreement, NPMC has various royalty and other rights with respect to the Illinois Creek Project. The text of the Agreement is being filed herewith as Exhibit 1 and is hereby incorporated in full by reference.

         USMX and Peak entered into an "Erection and Installation Contract, C-96-0302" dated June 11, 1996 (the "Contract") related to the installation and construction of certain improvements on land and mining claims in Alaska. A dispute has arisen between Peak and USMX with respect to payment of, and the amount owed to Peak, pursuant to the Contract. In order to resolve these disputes, Peak, USMX and Dakota Mining Corporation ("Dakota") entered into a binding Letter Agreement dated April 22, 1997. Dakota is a party to the Letter Agreement because it has entered into an agreement pursuant to which a subsidiary of Dakota will merge with USMX. The Letter Agreement provides for the payment of certain cash amounts by USMX and the issuance of 1,000,000 shares of Common Stock of USMX to Peak immediately prior to the consummation of the merger of USMX and a subsidiary of Dakota and after approval of the shareholders of each of USMX and Dakota. If the merger is not consummated prior to June 15, 1997, then USMX will have the right for a sixty day period to settle the disputed claims by paying Peak a cash amount, and no shares of USMX would be issued. If the payment is not made, Peak may obtain a judgment against USMX for $2,782,396 or may rescind the Letter Agreement, in which event Peak could reassert its original claims, and USMX could reassert its objections to such claims. A definitive settlement agreement is being negotiated between the parties. As a result of the foregoing transaction, Peak beneficially owns approximately 5.8% of USMX's issued and outstanding Common Stock. The text of the Letter Agreement is being filed herewith as Exhibit 3 and is hereby incorporated in full by reference.

         While CIRI, NPMC and Peak have no present plans to purchase additional shares of Common Stock in the open market or otherwise, they could determine to do so depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors. While none of the Reporting Persons have any present plans to sell any of shares of Common Stock held by them, they could determine, based upon the same set of factors listed above with respect to purchases, to sell some or all of the shares held

                                                             Page 13 of 15 Pages

by them. USMX and Dakota have announced plans for a subsidiary of Dakota to merge with USMX, and if the merger is consummated, the shares of Common Stock owned by NPMC and to be issued to Peak would be converted into shares of Dakota Common Stock in accordance with the terms of the merger agreement. NPMC will determine how it will vote its shares of Common Stock with respect to the proposed merger after reviewing the proxy materials to be circulated by USMX. The shares to be acquired by Peak will not be held on the record date set for the vote with respect to such merger, and therefore will not be eligible to vote on the merger. NPMC and the Issuer are parties to a Registration Rights Agreement as described under Item 6 below. The Letter Agreement among Peak, Dakota and USMX provides for certain registration rights as described in Item 6.

         Other than as discussed above, the persons filing this Schedule have no plans or proposals that relate to or would result in the acquisition by any person of additional securities of Issuer or the disposition of securities of Issuer; an extraordinary corporate transaction involving Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of Issuer or any of its subsidiaries; a change in the present Board of Directors or management of Issuer; a material change in the present capitalization or dividend policy of Issuer; any other material change in Issuer's business or corporate structure; changes in Issuer's charter or bylaws or other actions that might impede the acquisition of control of Issuer by any other person; causing securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; causing securities of Issuer to be eligible for termination of registration pursuant to the Securities Exchange Act of 1934; or any other similar action.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER


         (a) NPMC is the holder and beneficial owner of 1,540,663 shares of Common Stock, representing 9.5% of the outstanding shares of Common Stock of Issuer. Peak has the right to acquire ownership of 1,000,000 shares of Common Stock, representing 5.8% of the outstanding shares of Common Stock of Issuer. CIRI controls NPMC and thus may be considered to have beneficial ownership of such shares. Ventures, a wholly owned subsidiary of CIRI, is a general partner of Peak and thus Ventures and CIRI may be considered to have beneficial ownership of the shares owned by Peak.

         (b) CIRI shares voting and investment power with respect to the 1,540,663 shares held by NPMC, and CIRI and Ventures share voting power with Nabor and Nabors Services, with respect to the 1,000,000 shares that may be acquired by Peak.

         (c) On April 22, 1997, Peak, USMX and Dakota entered into a Letter Agreement pursuant to which Peak, in settlement of a dispute with USMX, will acquire 1,000,000 shares of Common Stock of USMX upon the satisfaction of certain conditions. The transaction is described above in Item 4.

         (d)  Not applicable.

         (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Registration Rights Agreement

                                                             Page 14 of 15 Pages

         NPMC and Issuer are parties to a Registration Rights Agreement dated as of December 16, 1994. Pursuant to the Registration Rights Agreement, Issuer has agreed, under certain conditions and subject to certain limitations, to use its reasonable efforts to effect the registration under the Securities Act of 1933 (the "1933 Act") of the shares of Common Stock held by NPMC. A Registration Statement with respect to these shares has been declared effective by the Securities and Exchange Commission. USMX has agreed to use its best efforts to keep this Registration Statement effective until NPMC has sold these shares or until June 1999. NPMC may demand up to two additional registrations during the four years subsequent to June 1999. In addition, the Issuer will use its reasonable efforts to include, upon request, registrable shares in a registration of Common Stock under the 1933 Act by the Issuer on a registration form and in a manner that would permit registration of registrable shares for sale to the public, subject to certain limitations. The Issuer has agreed to pay all expenses of registration. The Issuer and NPMC have agreed to customary indemnification and contribution provisions for certain liabilities relating to the registration of the Common Stock.

         USMX, Dakota and Peak are parties to a Letter Agreement as described above in Item 4. Pursuant to the Letter Agreement, Dakota has agreed, under certain conditions and subject to certain limitations, to use its reasonable efforts to effect the registration under the 1933 Act of the shares of Common Stock of Dakota that will be held by Peak upon the conversion of the shares of USMX stock issuable to Peak pursuant to the Letter Agreement in the merger. Dakota has agreed to use its best efforts to keep this Registration Statement effective until Peak may sell such shares without restriction. Dakota has agreed to pay all expenses of the registration, and Peak has agreed to reimburse Dakota for no more than $25,000 of expenses. A definitive settlement agreement, that will contain additional details with respect to the registration rights, is being negotiated between the parties.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Agreement dated December 16, 1994 between North Pacific Mining Corporation and USMX, Inc.

         2. Amendment to Agreement dated February 5, 1996 among North Pacific Mining Corporation and USMX, Inc.

         3. Letter Agreement dated April 22, 1997 among Dakota Mining Corporation, USMX, Inc. and Peak Mining Corporation.

                                                             Page 15 of 15 Pages

SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of each, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.



Dated this 29th day of April, 1997.






COOK INLET REGION, INC.*



By: /s/
    -------------------------------
    Mark W. Kroloff
    Vice President



NORTH PACIFIC MINING CORPORATION



By: /s/
    -------------------------------
    Mark W. Kroloff
    Assistant Secretary



PEAK OILFIELD SERVICE COMPANY



By: /s/
    -------------------------------
    Michael O'Connor
    President





PEAK ALASKA VENTURES, INC.



By: /s/
    -------------------------------
    Mark W. Kroloff
    Assistant Secretary




*In executing and filing this Schedule 13D, Cook Inlet Region, Inc. does not intend to waive the exemption afforded it under 43 U.S.C. Section 1625.